New York Menlo Park Washington DC London Paris	Madrid Tokyo Beijing Hong Kong
Michael J. Willisch
Davis Polk & Wardwell LLP Paseo de la Castellana, 41 28046 Madrid	+91 768 9610 tel +91 768 9710 fax michael.willisch@davispolk.com

CONFIDENTIAL

VIA EDGAR January 4, 2011
Re:	Telefónica, S.A. 2009 Form 20-F File No. 1-09531

Mr. Michael Henderson
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Henderson:

I am writing on behalf of Telefónica, S.A. (“Telefónica”) in connection with the Staff’s review of Telefónica’s Form 20-F for the year ended December 31, 2009.  As discussed recently with the Staff, Telefónica is reviewing internally and with its external auditors and legal advisors the Staff’s comment letter dated December 22, 2010, and currently expects to respond in writing to the Staff’s comments during the week of January 17, 2011.  I understand from my conversation with you that the timing of such response is acceptable to the Staff.

Please do not hesitate to contact me (Tel. no. 011-34-91-768-9610) should you have any questions regarding the foregoing.

Very truly yours, /s/ Michael J. Willisch
Michael J. Willisch
cc:	Consuelo Barbé - Telefónica